Exhibit 3.4

ARTICLES OF AMENDMENT

OF

WILLAMETTE VALLEY VINEYARDS, INC.

Registry No. 108800-86

1.               The name of the corporation prior to amendment is Willamette Valley Vineyards, Inc.

2.               ARTICLE II shall be amended to read:

A.           Authorized Shares. The aggregate number of shares which the Corporation shall have the authority to issue is 20,000,000, of which 10,000,000 shall be designated Common Stock and 10,000,000 shall be designated Series A Preferred Stock.

B.             Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by the Oregon Business Corporation Act, as amended from time to time (the “Act”), and by the provisions of this Article, and with the approval of a majority of the outside directors, to provide for the issurance of shared of Preferred Stock in series, to establish from time to time the number of shares to be included in each series and to determine the designations, relative rights, preferences and limitations of the shares of each series. The authority of the Board of Directors with respect to each series includes determination of the following:

1.     The number of shares in and the distinguishing designation of that series;

2.     Whether shares of that series shall have full, special, conditional, limited or no voting rights, except to the extent otherwise provided by the Act;

3.     Whether shares of that series shall be convertible and the terms and conditions of the conversion, including provision for adjustment of the conversion rate in circumstances determined by the Board of Directors;

4.     Whether shares of that series shall be redeemable and the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions or at different redemption dates;

5.     The divided rate, if any, on shares of that series, the manner of calculating any dividends and the preference of any dividends;

6.     The rights of shares of that series in the event of voluntary or involuntary dissolution of the Corporation and the rights of priority of that series relative to the Common Stock and any other series of Preferred Stock on the distribution of assets on dissolution; and

7.     Any other rights, preferences and limitations of that series that are permitted by law to vary.

3.     The amendment was adopted on May 28, 2000.

4.     Check the Appropriate Statement

☒   Shareholder action was required to adopt the amendment. The shareholder vote was as follows:

Class or Series of Shares	Number of Shares Outstanding	Number of Votes Entitled to be Cast	Number of Votes Cast For	Number of Votes Cast Against	Number of Votes Abstaining
Common	4,253,431	2,672,874	1,389,606	180,843	141,202

☐    Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the board of directors without shareholder action.

☐    The corporation has not issued any shares of stock. Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the incorporators or by the board of directors.

/s/ Jim Ellis
Jim Ellis, Secretary